Advanced Series Trust
Gateway Center Three, 4th Floor
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

August 20, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Form N-14/Reg. No. 333-160686

To the Securities and Exchange Commission:

On July 20, 2009, we filed with the Securities and Exchange Commission (the “Commission”) through EDGAR on behalf of Advanced Series Trust (“Registrant”) a registration and proxy statement on Form N-14 (the “Registration Statement”) pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).  Shares of Registrant are offered only to separate accounts of insurance companies that have entered into a participation agreement with Registrant (“Participating Insurance Companies”).  Registrant hereby submits Pre-Effective Amendment No. 1 to the Registration Statement.  Registrant previously submitted a delaying amendment for the Registration Statement pursuant to Rule 473 under the Securities Act and subsequently submitted a request for acceleration of effectiveness of the Registration Statement under Rule 461 of the Securities Act.

The purpose of this letter is to respond to telephone comments given August 12, 2009 and August 19, 2009 by Ms. Sally Samuels of the Commission’s staff to Katherine P. Feld and John P. Schwartz.   The responses, below, to the comments are reflected in Pre-Effective Amendment No. 1 to the Registration Statement.  Page references in this letter are to page numbers in the Pre-Effective Amendment No. 1 filed herewith.

1.                                       Comment

Under “Summary of the Proposals” on page 2, separate the single paragraph bullet points summary of the comparison of the PSF Portfolios (target funds) and AST Portfolios (acquiring funds) into separate sections for ease of review.

Response

Requested revisions are made on pages 2 and 3 of the Pre-Effective Amendment No. 1 to the Registration Statement.

2.                                       Comment

Under “Voting” on page 3 and “Voting Information” on page 68, there is currently disclosure that each Participating Insurance Company will vote all shares of the Portfolio for which it does not receive voting instructions from Contract Owners, and will vote such shares in the same proportion as the votes cast by Contract Owners.  The staff requested that disclosure be added that such “echo voting” procedures also will apply to Portfolio shares held by a Participating Insurance Company in its general account or otherwise.

Response

Requested revisions are made in Pre-Effective Amendment No. 1 to the Registration Statement.

3.                                       Comment

For each Reorganization, elaborate on the discussion of principal risks in the bullet point summary of principal risks as such bullet points appear throughout pages 5 — 50.

Response

Requested revisions are made in Pre-Effective Amendment No. 1 to the Registration Statement.

4.                                       Comment

When addressing the risks related to portfolio investments in derivatives, please explain the “asset segregation” requirements applicable to the portfolios and the risks associated herewith.

Response

The requested disclosures are made in Pre-Effective Amendment No. 1 to the Registration Statement.

5.                                       Comment

On page 12, under “Annual Portfolio Operating Expenses” for the SP Aggressive — AST Aggressive Asset Allocation Reorganization, revise footnote (3) to state that the contractual expense cap will terminate on December 31, 2010, rather than it “is expected to terminate” on December 31, 2010.

Response

Requested revisions are made in Pre-Effective Amendment No. 1 to the Registration Statement.

6.                                       Comment

On page 43, under “Diversified Conservative Growth Portfolio — Investment Objective,” add statement that high yield/high risk debt securities are “commonly known as junk bonds.”

Response

Requested revisions are made in Pre-Effective Amendment No. 1 to the Registration Statement.

7.                                       Comment

On page 63, under “Information about the Transaction — Reasons for the Transaction,” state that the Board “considered the following factors.”

Response

Requested revisions are made in Pre-Effective Amendment No. 1 to the Registration Statement.

8.                                       Comment

On pages 64 — 65, in describing the factors considered by the Board, the statement is made for each Reorganization that, “Assuming that the Contracts qualify for the federal tax-deferred treatment applicable to certain variable life insurance products, the exchange of shares pursuant to the Plan is not expected to result in taxable gain or loss for U.S. federal income tax purposes for contract owners that beneficially own shares of either portfolio.”

The staff commented that it is unclear whether the contracts currently qualify for federal tax-deferred treatment.

Response

The disclosure is revised on pages 64 — 65 in Pre-Effective Amendment No. 1 to state that, “Because of the federal tax-deferred treatment applicable to the Contracts, the exchange of shares pursuant to the Plan is not expected to result in taxable gain or loss for U.S. federal income tax purposes for contract owners that beneficially own shares of either portfolio.”

9.                                       Comment

On page 65, in describing the factors considered by the Board regarding the reorganization of Diversified Conservative Growth Portfolio into AST Preservation Asset Allocation Portfolio, the Board considered that the contractual investment management fee rate of 0.15% for AST Preservation Portfolio is lower than the contractual management fee rate of 0.75% for Conservative Growth Portfolio.

The staff commented that the lower contractual management fee for AST Preservation Portfolio could be increased.  We responded that any increase to such management fee would require approval by both the Board and Shareholders.  The staff withdrew the comment.

10.                                 Comment

Capitalization Table.    In the four capitalization tables (pages 14, 25, 37 and 52), correct the adjustment for shares outstanding to reflect the change in shares of the target portfolio upon conversion into the acquiring portfolio, rather than being the number of shares issued upon conversion of the target portfolio into the acquiring.  Make corresponding revisions to the footnote to each capitalization table.

Response

Requested revisions are made in Effective Amendment No. 1 to the Registration Statement.

11.                                 Comment

In the pro forma statements of assets and liabilities for AST Aggressive Portfolio on page F-5, correct the footnote to state that the adjustment represents the change in shares outstanding upon the conversion of SP Aggressive Portfolio into AST Aggressive Portfolio.

Response

Requested revisions are made in Pre-Effective Amendment No. 1 to the Registration Statement.

12.                                 Comment

On page F-31, the pro forma statement of investments for AST Preservation Portfolio, add disclosure that the holdings of Diversified Growth Portfolio will be liquidated prior to its reorganization into AST Preservation Portfolio.

Response

Requested revisions are made in Pre-Effective Amendment No. 1 to the Registration Statement on page F-31.  In addition, similar disclosure is added in Pre-Effective Amendment No. 1 on page 2 under the bullet point “Summary of the Proposals” for the Reorganization of Diversified Growth Portfolio.

13.                                 Comment

In the pro forma statement of assets and liabilities for AST Preservation Asset Allocation on page F-39, correct the adjustment in footnote (c) for shares outstanding to reflect the change in shares of the target portfolio upon conversion into the acquiring portfolio, rather than being the number of shares issued upon conversion of the target portfolio into the acquiring.  Make corresponding revisions to the footnote to this pro forma statement of assets and liabilities.

Response

Requested revisions are made in Pre-Effective Amendment No. 1 to the Registration Statement.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact either Katherine Feld at (973) 367-1495 or John Schwartz at (973) 367 — 3161 with any questions.

Sincerely yours,

/s/	Katherine P. Feld
Katherine P. Feld

Cc:  John Schwartz